EXHIBIT 12.1

WINMARK CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003
Fixed Charges
Interest Expensed/Capitalized	2,487,795	955,747	6,784	—	—
Amortized premiums/discounts	—	—	—	—	—
Estimated rental expense interest	92,941	90,183	81,075	79,437	80,125
Subsidiaries Security Dividends	—	—	—	—	—
Total Fixed Charges	2,580,736	1,045,930	87,859	79,437	80,125
Earnings
Add:
Pretax income from Operations (before equity investments)	5,508,200	5,500,100	4,824,200	7.065,300	6,679,000
Fixed Charges	2,580,736	1,045,930	87,859	79,437	80,125
Amortization of Capitalized interest	—	—	—	—	—
Distributed income of Equity investees	—	—	—	—	—
Pretax losses of Equity investees for guarantees included in fixed charges	—	—	—	—	—
Less:
Interest Capitalized	—	—	—	—	—
Subsidiaries Security Dividends	—	—	—	—	—
Minority interest in pretax (income)/Loss of subsidiaries w/o fixed charges	—	—	—	—	—
Total Earnings	8,088,936	6,546,030	4,912,059	7,144,737	6,759,125
Ration of Earnings to Fixed Charges	3.1	6.3	55.9	89.9	84.4